Exhibit (e) (1)


INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

            The Board of Directors has established in Audit Committee, Compensation Committee, Executive Committee, Nominating Committee and Plans Administration Committee.

            The Board of Directors met four times during the 1999 fiscal year. All directors attended at least 75 percent of the Board of Directors meetings. All directors attended at least 75 percent of the committee meetings for which they were eligible.

            The Executive Committee, during the intervals between meetings of the Board of Directors, exercises all powers of the Board of Directors, except is otherwise provided by law and the IBP Bylaws. The members of the Executive Committee currently are Messrs. Peterson (Chairman), Bond, and Leman. The Executive Committee met or acted by written consent ten times during 1999.

            The Audit Committee selects the firm of independent public accountants to audit the financial statements of IBP and its consolidated Subsidiaries, subject to approval of the Board of Directors, discusses with the independent public accountants the scope and results of their audit; discusses with the independent public accountants, and with the management of IBP, IBP's financial, accounting and reporting principles, policies and practices; discusses with the independent public accountants, and with the Controller of IBP and his staff, the adequacy of the corporation's accounting, financial and operating controls; and reports to the Board of Directors. The members of the Audit Committee currently are Dr. Massengale (Chairman), Mr. Chalsty, Dr. Gramm, Mr. Jacobson, Mr. Sanem and Ms. Smith. The Audit Committee held four meetings during 1999.

            The Compensation Committee reviews and approves compensation arrangements, including annual incentive awards, for officers of IBP. The members of the Compensation Committee currently are Mr. Chalsty (Chairman), Dr. Gramm, Mr. Jacobson. Dr. Massengale, Mr. Sanem and Ms. Smith. The Compensation Committee held two meetings during 1999.

            The Nominating Committee makes recommendations as to candidates for election to the Board of Directors and their qualifications to fill board vacancies in connection with proposed slates of nominees for directors for whose election proxies will be solicited by the Board of Directors. The Nominating Committee will consider properly submitted recommendations of stockholders if the recommendation is submitted pursuant to the procedures previously outlined. The members of the Nominating Committee currently are Dr. Gramm (Chairperson), Mr. Chalsty, Mr. Jacobson, Dr. Massengale, Mr. Sanem and Ms. Smith. The Nominating Committee held one meeting during 1999.

            The Plans Administration Committee administers the restricted stock and employee stock option plans of IBP. The members of the Plans Administration Committee currently are Ms. Smith (Chairperson), Mr. Chalsty, Dr. Gramm, Mr. Jacobson, Dr. Massengale, and Mr. Sanem, none of whom are eligible for selection as participants in these plans. The Plans Administration Committee (including sub-committees) held four meetings during 1999.

INFORMATION REGARDING DIRECTORS' COMPENSATION

            Officers of IBP who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or of any committee of the Board of Directors. Non-management directors receive a retainer fee of $25,000 per annum, $2,500 per annum for each committee they chair and $1,000 for each board or committee meeting that they attend. Non-management directors also receive stock options pursuant to the IBP Directors Stock Option Plan.

                        SECURITY OWNERSIIIP OF MANAGEMENT

            The following table sets forth, as of February 29, 2000, beneficial ownership of IBP Common Stock, the sole class of IBP stock, for each director of IBP, for each person nominated as a director of IBP, for each executive officer named in the Summary Compensation Table and for all directors and executive officers (including those executive officers not named in the Summary Compensation Table, if any) of IBP as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the Common Stock shown as beneficially owned by them.

                                                         AMOUNT AND
                                                           NATURE
                                                              OF        PERCENT
                                                         BENEFICIAL       OF
                                                          OWNERSHIP      CLASS
NAME OR BENEFICIAL OWNER -- POSITION WITH IBP              (#)(1)       (%)(2)
---------------------------------------------            ----------     -------

Richard L. Bond--Director and Executive Officer.......     106,210           *
John S. Chaisty--Director.............................       6,800           *
R. Randolph Devening--Executive Officer...............           0           *
Wendy L. Gramm--Director..............................       4,300           *
Craig J. Hart--Executive Officer......................      24,467           *
John J. Jacobson, Jr.--Director......................       12,400           *
Eugene D. Leman--Director and Executive Officer.......     152,817           *
Martin A. Massengale--Director........................       1,875           *
Robert L. Peterson--Director and Executive Officer....     725,002           *
Michael L. Sanem--Director............................      60,400           *
Larry Shipley--Executive Officer......................      59,524           *
JoAnn R. Smith--Director..............................       5,900           *
All Directors and Executive Officers as a
Group (12 Persons)....................................   1,159,695       1.09%


----------------------

(1) This number includes stock options granted pursuant to the IBP 1987 Stock Option Plan, the IBP 1993 Stock Option Plan, the 1996 Stock Option Plan and the IBP Directors Stock Option Plan, and which are exercisable as of February 29, 2000, or within 60 days thereafter: Mr. Bond 97,860; Mr. Chalsty 4,300; Dr. Gramm 4,300; Mr. Hart 20,376; Mr.
      Jacobson 400; Mr. Leman 85,600; Dr. Massengale 800; Mr. Peterson 258,000; Mr. Sanem 400; Mr. Shipley 37,424; and Ms. Smith 2,100.

(2) Individually, the executive officers, directors and nominees for director beneficially own less than 1% of IBP's Common Stock.


                         JOINT REPORT OF THE COMPENSATION
                       AND PLANS ADMINISTRATION COMMITTEES

COMPENSATION AND PLANS ADMINISTRATION COMMITTEES

            The Compensation Committee of the Board of Directors is comprised entirely of disinterested and outside directors. The Committee is responsible for establishing the levels of compensation (except stock option grants and long-term stock awards) for the executive officers of the Company. The Committee annually evaluates IBP's performance and compensation paid to its executive officers.

            The Plans Administration Committee reviews and approves the grant of stock options and awards of restricted stock pursuant to IBP's stock option and long-term stock plans for the Company's officers and employees. This Committee is comprised entirely of disinterested and outside directors.

COMMITTEES' REPORT ON EXECUTIVE COMPENSATION

BASE SALARY

            The annual compensation of executive officers of IBP includes a base salary, coupled with a cash bonus which is calculated in accordance with an established formula based on the operating income of IBP. The Compensation Committee from time to time uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges and to set target base salary levels for officers. The amount of the employee's base salary is a function of the employee's officer position, or grade level, and individual performance. The employee's individual performance is measured against expectations related to budgetary performance or operating income results and operating performance standards.

BONUS PAYMENTS

            The annual compensation of employees participating in IBP's officers' bonus program, including executive officers, is dependent on overall corporate performance. The dollar amount of the bonus pool from which bonuses are paid is established as a percent of operating income as adjusted for non-operating expenses such as pushdown accounting. Target bonuses are based on the percent of increase or decrease in such operating income from the prior year.

STOCK OPTION GRANTS AND RESTRICTED STOCK AWARDS

            IBP has stock option plans for all of its management employees and a long-term stock plan for its officers, including executive officers. The purpose of the plans is to assist in securing and retaining employees of ability by making it possible to offer them an incentive, in the form of a proprietary interest in IBP, to join or continue in the service of IBP and to increase their efforts on its behalf.

            Levels for both stock option grants and restricted stock awards are established by the Plans Administration Committee on the basis of an employee's officer position or grade level. Stock options are typically granted for terms of ten years and normally become exercisable in increments beginning after the second and continuing through the fifth year of the stock option term. The restricted stock awards are made subject to continued employment, generally for five years.

CORPORATE PERFORMANCE

            In evaluating corporate performance to establish compensation for fiscal year 1999, the Compensation Committee considered the fact that operating income for 1998 for bonus purposes was up 65% from 1997 and net earnings per diluted share were up to $2.03 in 1998 from $1.25 in 1997. The Compensation Committee established a standard salary increase budget of 3%, for fiscal year 1999 for officers. The budget percentage was based on the standard percentage increase for all management employees of the Company. Individual salary increases were determined for all management employees, including executive officers, based on each individual's contributions to operating unit and corporate performance.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

            The Chairman and Chief Executive Officer's salary and performance-based bonus for 1999 were established by the Compensation Committee in December of 1994. Mr. Peterson's base salary remained at $1,000,000. His performance-based bonus for 1999 was established at 1.627% (pursuant to the five year formula approved by stockholders at the 1995 Annual Meeting) of the first $100,000,000 of operating income, after adjustments and consistent with the bonus calculations for management generally, and 1% of any operating income that exceeded $100,000,000. These actions were based on the 1993 changes to Section 162(m) of the Internal Revenue Code which require that any compensation over $1,000,000 be performance-based (or meet other exceptions provided by the Section) to be deductible by the Company. The salary and performance-based bonus were determined pursuant to the changes to Section 162(m) and in order to retain Mr. Peterson as Chairman and Chief Executive Officer. The bonus method was designed to incentivize Mr. Peterson with a performance-based bonus that was competitive with the industry and also allows the Company to take a deduction for federal income tax purposes.

      John S. Chalsty             Wendy L. Gramm         John J. Jacobson, Jr.
   Martin A. Massengale          Michael L. Sanen           JoAnn R. Smith

                  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                     PARTICIPATION IN COMPENSATION DECISIONS

            The members of the Compensation Committee are Mr. Chalsty (Chairman), Dr. Gramm, Mr. Jacobson, Dr. Massengale, Mr. Sanem and Ms. Smith.

                             AUDIT COMMITTEE REPORT

            The audit committee has reviewed and discussed the audited financial statements with the Company's management. In addition, the audit committee has communicated with the Company's independent auditors, PricewaterhouseCoopers LLP ("PwC"), in regards to those matters required by SAS 61 (as may be modified or supplemented), has received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1 (as may be modified or supplemented), and has discussed with PwC the independence of PwC. Based on the above mentioned review and discussion, the audit committee recommended to the Board of Directors that the audited financials be included in the Company's Annual Report on Form 10K.

            The audit committee has adopted a charter, a copy of which is attached as Appendix 1. The members of the audit committee have been determined to be independent pursuant to the New York Stock Exchange Rules
303.01(a)(B)(2)(a) and (3).

   Martin A. Massengale           Wendy L. Gramm           Michael L. Sanen
      John S. Chalsty         John J. Jacobson, Jr.         JoAnn R. Smith

                         SUMMARY COMPENSATION TABLE (1)


                                                                                              LONG-TERM
                                                                                            COMPENSATION
                               ANNUAL COMPENSATION                                             AWARDS
                          ------------------------------------------------------    ---------------------------

                                                                    OTHER           RESTRICTED      SECURITIES
                                                                    ANNUAL            STOCK         UNDERLYING         ALL OTHER
NAME AND PRINCIPAL                                               COMPENSATION        AWARDS          OPTIONS          COMPENSATION
POSITION                  YEAR    SALARY ($)       BONUS($)         ($)(2)           ($)(3)            (#)               ($)(4)
-------------------       ----    ----------       --------      ------------       ----------      ----------        ------------

Robert L. Peterson        1999    1,000,000        6,316,914       51,125                                                304,878
Chairman and              1998    1,000,000        4,568,006       57,566                             30,000             160,486
Chief Executive Officer   1997    1,000,000        2,805,501       70,445           1,448,125         30,000              91,943

Richard L. Bond           1999      555,317          853,740                                                             174,099
President and             1998      516,667          550,800                                          21,000              30,243
Chief Operating Officer   1997      469,167          288,345                          70,000          35,900              19,262

Eugene D. Leman           1999      349,849          520,200                                                             133,661
Chief Executive Officer,  1998      325,500          346,800                                          12,000              19,096
Fresh Meats               1997      301,000          195,279                          50,000          17,000              12,391

Larry Shipley             1999      282,292          383,240                                                              35,736
Chief Financial Officer   1998      289,150          260,000                                          12,000              16,942
                          1997      144,667          148,411                         140,000          16,000               5,955

Craig J. Hart             1999       99,936          103,180                                                              21,131
Vice President            1998       92,083           70,000                                           3,120               5,403
and Controller            1997       87,833           41,400                          75,000           3,120               3,617

R. Randolph Devening(5)   1999      728,000          728,000                                          10,000              35,999
President & Chief         1998      700,000        1,217,650                                                              35,700
Executive Officer,        1997      471,154          624,279                                                              25,053
Foodbrands America, Inc.



----------------------
(1) No other types of compensation required to be reported in the table were paid or were payable to any of the named executive officers and, therefore, the column which the SEC regulations created to report "Long-Term Incentive Plan Payouts" has been deleted from the table. IBP has not granted any SARs pursuant to the IBP 1993 Stock Option Plan and 1996 Stock Option Plan and has therefore removed SARs from the columns of this table and reported only options.

(2) Except for Mr. Peterson, the perquisites and other personal benefits provided to the executive officers do not exceed the threshold established by the SEC and are not reported in the table. The other annual compensation reported for Mr. Peterson consists of perquisites provided by the Company. For the perquisites reported in 1999, $32,865 of this amount is attributable to Company automobile expenses and $10,520 is attributable to Mr. Peterson's personal use of Company aircraft.

(3) Restricted stock was granted to certain officers pursuant to the IBP Officer Long-Term Stock Plan. The shares vest five years from the date of grant contingent upon continued employment with IBP. Early vesting may occur pursuant to the Plan's provisions due to events such as death or total disability. The value of the shares on the date of grant is listed for the named executive officers in the Summary Compensation Table. Under certain past grants, and certain future grants to executive officers, the Company is obligated to pay the executive officer's mandatory minimum Federal tax withholding and Medicare tax portion of the Federal Insurance Contribution Act upon vesting and receipt of the shares. Dividends paid on the restricted stock are used to purchase additional shares of restricted stock pursuant to the provisions of the Plan. These additional shares are then credited to an officer's award. The number of shares of restricted Common Stock in each named officer's account pursuant to the IBP Officer Long-Term Stock Plan on December 25, 1999, and the aggregate fair market value of the shares based upon a fiscal year-end closing- price of $ 17.8125 per share, were as follows:
      Mr. Peterson--100,930 shared valued at $1,796,034; Mr. Bond--16,267 shares valued at $289, 756; Mr. Lemati--20,923 shares valued at $372,691; Mr. Shipley--23,155 shares valued at $412,448; and Mr. Hart--4,916 shares valued at $87,566.

(4) All Other Compensation includes 1997 and 1998 profit sharing contributions made by the Company into the named officer's account in the IBP Retirement Income Plan ("RIP") and the matching contributions made by the Company in 1999. The matching contribution attributable to each named officer for 1999 is as Mr. Peterson--$48,750; Mr. Bond--$16,871; Mr. Leman--$10,629; Mr. Shipley--$0; and Mr. Hart--$3,041.
      The profit sharing and employer matching amounts contributed by Foodbrands America, Inc. ("Foodbrands") into Mr. Devening's 401(k) account in 1999, and which are attributable to IBP, equaled $6,245.
      All Other Compensation also reports life insurance premiums paid by the Company for the named officer. The amount of insurance premiums paid by the Company for each named officer in 1999, and any cash surrender value the named officer is entitled to under a policy, is as follows:
      Mr. Peterson--$256,128; Mr. Bond--$157,228; Mr. Leman--$123,032; Mr.
      Shipley--$35,736; and Mr. Hart--$18,090. Foodbrands paid $29,754 in life insurance premiums for Mr. Devening in 1999 which is attributable to IBP.

(5) Mr. Devening is the President and Chief Executive Officer of Foodbrands America, Inc. ("Foodbrands"), a subsidiary of IBP. The acquisition of Foodbrands was completed on May 7, 1997, and IBP has not reported any of Mr. Devening's compensation for the period prior to IBP acquiring Foodbrands. Mr. Devening's compensation shown for 1997 are those amounts attributable to the period in which IBP owned Foodbrands.

EMPLOYMENT CONTRACTS

            Except for Mr. Peterson, IBP has employment agreements with all of its executive officers, including Messrs. Bond, Leman, Shipley and Hart. Each agreement is for a term of five years, Messrs. Bond's and Leman's commenced March 1, 1997; Mr. Shipley's commenced August 18, 1997 and Mr. Hart's commenced December 22, 1995. Each provides for a one year non-compete obligation from the employee following the termination of employment with IBP. The agreements provide for, among other things, a minimum base salary and participation in IBP employee benefit plans including specifically stock options and the IBP Officer Long-Term Stock Plan as an incentive to an employee's long term commitment to IBP. For the four IBP executive officers named in the Summary Compensation Table who currently have employment contracts, the minimum base salaries are: Mr. Bond--$500,000; Mr. Leman--$315,000; Mr. Shipley--$250,000; and Mr. Hart--$85,000. While the
agreements terminate by their terms after five years, either party to an agreement has the right to terminate it, subject to the non-compete obligation, upon one year's notice,

            IBP does not have termination or change of control plans or contracts with any of its employees, except as provided for in the IBP 1987 Stock Option Plan, the IBP 1993 Stock Option Plan, the 1996 Stock Option Plan, the IBP Officer Long-Term Stock Plan and the 1996 Officer Long-Term Stock Plan.

            Mr. Devening's agreement commenced on August 2, 1994 and was amended on December 31, 1996. The minimum base salary for Mr. Devening is $700,000, and in addition Mr. Devening is entitled to an annual bonus based on Foodbrands obtaining target goals for earnings before interest and taxes ("EBIT"). Mr. Devening's agreement also contains a non-compete obligation in which Mr. Devening agrees not to compete for a period of twenty-four (24) months after termination, and in return lie will receive a payment of $1 million dollars distributed over such twenty-four month period. In addition, Mr. Devening's employment agreement and a stay bonus agreement call for Foodbrands to make certain payments to Mr. Devening due to the change of control which occurred upon IBP's acquisition of Foodbrands.

                               OPTION GRANTS TABLE

                            OPTION GRANTS IN 1999(1)



                                               INDIVIDUAL GRANT                                       POTENTIAL REALIZABLE
                          ----------------------------------------------------------------------        VALUE AT ASSUMED
                            NUMBER OF            PERCENT OF                                              ANNUAL RATES
                           SECURITIES           TOTAL OPTIONS       EXERCISE                            OF STOCK PRICE
                           UNDERLYING            GRANTED TO          OR BASE                           APPRECIATION FOR
                            OPTIONS             EMPLOYEES IN         PRICE            EXPIRATION         OPTION TERM
NAME                      GRANTED(#)(2)        FISCAL YEAR(%)       ($/SHARE)            DATE             (10 YEARS)
----                      -------------        --------------       --------          ----------      --------------------
                                                                                                      5%($)       10%($)



Robert L. Peterson.....
Richard L. Bond........
Eugene D. Leman........
Larry Shipley..........
Craig J. Hart..........
R. Randolph Devening.       10,000                  1.54%           19.6250            3/23/09        123,421     312,772



-------------------------
(1) All options were granted pursuant to the 1996 Stock Option Plan. IBP has not granted any SARs pursuant to the 1996 Stock Option Plan, and has therefore removed SARs from the title and columns of this table and has reported only options. IBP did not have an annual grant of options in fiscal year 1999. Mr. Devening received an initial option grant when Foodbrands America, Inc. was made a participant in IBP's option plans in 1999.

(2) The options are granted for terms of ten years and become exercisable in increments beginning after the second and continuing through the fifth year of the option term. All options are priced it the fair market value of the IBP Common Stock on the effective date of the grant.

          AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES TABLE

                       AGGREGATED OPTION EXERCISES IN 1999
                       AND 1999 YEAR-END OPTION VALUES (1)



                                                             NUMBER OF SECURITIES                  VALUE OF UNEXERCISABLE
                                                            UNDERLYING UNEXERCISED                  IN-THE-MONEY OPTIONS
                              SHARES                       OPTIONS AT 1999 YEAR-END(#)              AT 1999 YEAR-END($)
                            ACQUIRED ON       VALUE        --------------------------           ---------------------------
NAME                        EXERCISE(#)     REALIZED($)    EXERCISABLE  UNEXERCISABLE           EXERCISABLE  UNEXERCISABLE
----                        -----------     -----------    -----------  -------------           -----------  --------------

Robert L. Peterson.......                                  258,000      72,000                  892,500      37,500
Richard L. Bond..........                                   90,880      56,140                  190,685      34,250
Eugene D. Leman(2).......    4,000            62,250        82,600      31,400                  318,000      19,000
Larry Shipley(2).........    2,100            33,863        35,504      29,576                   34,800      18,840
Craig J. Hart(2).........      148             2,544        20,376       8,000                   64,203       3,900
R. Randolph Devening......                                              10,000



------------------
(1) IBP has not granted any SARs pursuant to the IBP 1993 Stock Option Plan and 1996 Stock Option Plan, and has therefore removed SARs from the title and columns of this table and has reported only options granted.

(2) The shares acquired on exercise by Mr. Leman, Mr. Shipley and Mr. Hart were held by them. For the value realized, IBP has reported the product of tile number of shares exercised times the difference between the closing price of IBP Common Stock on the date of exercise and the option exercise price.

                                PERFORMANCE GRAPH

            The following performance graph compares the registrants to stock performance over the past five years against the performance of both in equity interest index and a peer group index that cover the same five year period.


                                    IBP, INC
                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
                  IBP, INC, S&P 500 INDEX AND S&P 400 INDEX(1)


--------------------------------------------------------------------------------


                                  [GRAPH OMITTED]


--------------------------------------------------------------------------------


                             1994           1995          1996          1997          1998         1999
                           --------       --------      --------      --------      --------     --------

IBP, inc.............      $ 100.00       $ 167.78      $ 159.29      $ 139.01      $ 193.55     $ 120.47
S&P 500.................     100.00         122.96        154.29        198.38        256.63       309.10
S&P 400.................     100.00         119.20        140.47        167.30        189.74       230.90


-----------------


(1) Assumes $100 invested on December 30, 1994 in IBP, inc. Common Stock, the S&P 500 Index, and the S&P 400 Index. Each of the three measures of cumulative total return assumes reinvestment of dividends.

           APPROVAL OF MATTERS BEING SUBMITTED TO VOTE OF STOCKHOLDERS

            The Board of Directors is proposing that the stockholders approve at the 2000 annual meeting the performance-based bonus of the Chairman and Chief Executive Officer; the President and Chief Operating Officer; and the Chief Executive Officer of Foodbrands America, Inc. ("Bonus Plan"). Such approval is necessary to satisfy the requirements of Section 162(m) of the Internal Revenue Code to ensure deductibility by the Company of compensation that exceeds one million dollars for purposes of federal corporate income tax.

            - PERFORMANCE-BASED BONUS OF THE CHAIRMAN OF THE BOARD AND THE CHIEF EXECUTIVE OFFICER; THE PRESIDENT anD CHIEF OPERATING OFFICER; AND THE CHIEF EXECUTIVE OFFICER OF FOODBRANDS AMERICA, INC.

            The purpose of the Bonus Plan is to provide compensation to the Chairman and Chief Executive Officer; the President and Chief Operating
Officer; and the Chief Executive Officer of Foodbrands America, Inc. that is competitive with the industry and that, at the same time, ensures deductibility for purposes of Section 162(m) of the Internal Revenue Code. Section 162(m) requires that any compensation over one million dollars be performance-based (or meet other exceptions provided by the Section) and be approved by stockholders to be deductible. If the Bonus Plan is not approved by stockholders, any compensation that exceeds one million dollars is not deductible.

            The Compensation Committee of the Board of Directors has set the following bonus formulas for the Chairman and Chief Executive Officer; the President and Chief Operating Officer; and the Chief Executive Officer of Foodbrands America, Inc. for fiscal year 2000 (this bonus formula is subject to stockholder approval):

            CHAIRMAN AND CHIEF EXECUTIVE OFFICER -- the bonus formula for the Chairman and Chief Executive Officer for fiscal year 2000 shall be calculated by taking the percentage used to calculate the Chairman and Chief Executive's bonus for the first one hundred million of operating earnings from the prior year (1.627 percent in fiscal 1999), times one plus the percent of average salary increase for IBP management for the bonus year expressed in decimal form, the product of which gives the "Derived Percentage". The annual bonus for the Chairman and Chief Executive Officer will be the Derived Percentage of the first one hundred million of earnings in 2000 plus one percent of any excess over one hundred million dollars. Earnings from (operations for purposes of management bonuses are calculated prior to the effects of pushdown accounting and other non-recurring items;

            PRESIDENT AND CHIEF OPERATING OFFICER -- The bonus formula for the President and Chief Operating Officer tot fiscal year 2000 shall be calculated by taking .2 percent of operating earnings of the Company for fiscal year 2000. Earnings from operations for purposes of management bonuses are calculated prior to the effects of pushdown accounting and other non-recurring items; and

            CHIEF EXECUTIVE OFFICER OF FOODBRANDS AMERICA, INC.-- the bonus formula for the Chief Executive Officer of Foodbrands America, Inc. ("Foodbrands") for fiscal year 2000 shall be: (a) 100% of his base salary for the bonus year if Foodbrands meets its target consolidated earnings before interest and taxes ("Target EBIT"), (b) 125% of his base salary if actual results exceed Target EBIT by 10% or more, (c) 150% of his base salary if actual results exceed Target EBIT by 20% or more. Target EBIT is the EBIT of the Foodbrands' operations for the previous year plus the last full fiscal year EBIT of any acquired company (or any operation acquired from IBP) that is transferred to the Foodbrands' operations on a pro rata basis (i.e. if a facility transferred to the Foodbrands' operation has 1999 EBIT of $ 10 million and such facility is transferred to the Foodbrands' operation at the end of the second quarter of fiscal year 2000, $5 million will be added to Target EBIT). An example of the bonus calculations is shown in the NEW PLANS BENEFITS below.

                             NEW PLANS BENEFITS (1)

                             PERFORMANCE-BASED BONUS

NAME AND POSITION
-----------------
Robert L. Peterson, Chairman, & Chief Executive Officer...........    $6,382,226
Richard L. Bond, President & Chief Operating Officer..............    $1,138,045
R. Randolph Devening, Chief Executive Officer,
   Foodbrands America, Inc.......................................       $728,000


(1) This table describes the bonus the individuals named above would have received for 1999 under the performance-based bonus program being submitted to stockholders for approval in 2000. Since operating earnings and EBIT are not available for 2000, SEC rules require that the registrant report the amount of benefits receivable as if the plan had been in effect during the prior year. For 1999 the average salary increase for IBP management was 4% and operating earnings for the purpose of calculating IBP's Chairman/CEO and President/COO bonus were $569,022,597. In 1998 EBIT for Foodbrands was $73,861,000 (the Target EBIT) and EBIT in 1999 was $78,787,000.

(2) The performance-based bonus calculations (as proposed, and based on the assumptions made in footnote 1) would be as follows: (i) for the Chairman and Chief Executive Officer 1.627 (the prior year's percentage) times 1.04 (one plus the percent of average salary increase for management expressed in decimal form), which equals 1.692%, the Derived Percentage. The bonus would then be 1.692% of $100,000,000 plus 1% of $469,022,597 for a total bonus of $6,382,226; (ii) for the President and Chief Operating Officer .2% times operating earnings of $569,022,597 for a total bonus of $1,138,045; and (iii) for the Chief Executive Officer of Foodbrands Target EBIT would have been $73,861,000, and actual EBIT was $78,787,000, or 6.7% more, therefore his bonus would be 100% of his salary of $728,000 for a total bonus of $728,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

            Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

            Based solely on review of the copies of such forms furnished to the Company, or written representations that forms were not required, the Company believes that during the fiscal year ending December 25, 1999 there was compliance with all Section 16(a) films requirements applicable to its executive officers and directors.